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SEC Mail Processing Section FEB 28 2017 Washington DC 416

SEC FILE NUMBER
8-53105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cova Capital Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6851 Jericho Turnpike, Suite 130
(No. and Street)

Syosset (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward T Gibstein 516-858-2900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name - *if individual, state last, first, middle name*)

6 East 45th Street, 10th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.L.

OATH OR AFFIRMATION

I, Edward T Gibstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cova Capital Partners LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JONATHAN D. GOTTLIEB
Notary Public, State Of New York
No. 02GO6149866
Qualified in Nassau County
Commission Expires July 17, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of COVA Capital Partners, LLC

We have audited the accompanying statement of financial condition of COVA Capital Partners, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of COVA Capital Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COVA Capital Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The net capital computation has been subjected to audit procedures performed in conjunction with the audit of COVA Capital Partners, LLC's financial statements. The supplemental information is the responsibility of COVA Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the net capital computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

New York, New York
February 24, 2017

Offices:

Maryland
New York City
Long Island
New Jersey

COVA CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

COVA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash	$	6,214
Deposit with clearing organization		24,880
Security owned - at fair value		64,474
Prepaid Expense		20,055
Due from Broker, net		35,284
	$	150,907
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	46,637
Commitments		
Member's equity		104,270
	$	150,907

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues		
Commission income	$	767,906
Underwriting and investment banking income		389,876
Realized and unrealized gain on securities		39,930
Other income		28,240
		1,225,952
Operating expenses		
Salary and related expenses		96,921
Commission expense		1,055,237
Exchange fees and clearance charges		11,617
Rent		29,786
Professional and consulting fees		47,412
Regulatory and SIPC fees		35,086
Travel and entertainment		4,728
Telephone and internet		15,685
Other operating expenses		23,623
		1,320,095
Net loss	$	(94,143)

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$	7,413
Capital contributions		191,000
Capital withdrawals		-
Net income (loss)		(94,143)
Balance, December 31, 2016	$	104,270

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities		
Net loss	$	(94,143)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Deposit with clearing organization		(24,880)
Security owned - at fair value		(50,920)
Prepaid expenses		(20,055)
Other assets		(34,344)
Accounts payable and accrued expenses		27,664
Net cash used in operating activities		(196,678)
Cash flows from investing activities		
Acquistion of fixed assets		-
Net cash used by investing activities		-
Cash flows from financing activities		
Capital contributions		191,000
Capital withdrawals		-
Net cash provided by financing activities		191,000
Net decrease in cash		(5,678)
Cash, beginning of year		11,892
Cash, end of year	$	6,214
Supplemental cash flow disclosures		
Interest paid	$	-
Taxes paid	$	-

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 – ORGANIZATION

Cova Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking,

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates and basis

The preparation of these financial statements have been on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through LEK Securities Corporation. Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

d) Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Commissions

Commissions and related clearing expense arc recorded on a trade-date basis as securities transactions occur.

f) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the Parent reports the Company's taxable income or loss on their income tax returns.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable"' exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $57,544 which was $52,544 above its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.81 to 1.

NOTE 5 – RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through one clearing broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were not significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock - Level 1 in the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

The Company operated out of the CEO's residence until April 11, 2016. The Company did not pay rent to the CEO. On April 11, 2016 the Company moved into office space at 6851 Jericho Turnpike, Suite 130, Syosset, NY 11791. The tenancy is on a month to month basis.

The rent expense was $29,786 for the year ended December 31, 2016.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker, In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 8 – CONCENTRATIONS AND CREDIT RISKS

Bank deposits

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2016 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, in transactions with its Parent, the Company received capital contributions totaling $191,000, which consisted of $191,000 in cash.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

COVA CAPITAL PARTNERS, LLC

SCHEDULE - I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Computation of net capital		
Total Member's equity	$	104,270
Less - Non-allowable assets		
Other assets		(42,732)
Net capital before haircuts on securities positions		61,538
Haircuts and undue concentrations		(3,994)
Net capital	$	57,544
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	46,637
Aggregate indebtedness	$	46,637
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,109
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	52,544
Excess net capital at 1000 percent	$	-
Ratio: aggregate indebtedness to net capital		0.81

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the company with the unaudited Form X-17A-5 as of December 31, 2016.

COVA CAPITAL PARTNERS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

The company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

SUPPLEMENTAL REPORTS

COVA
CAPITAL PARTNERS

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Cova Capital Partners, LLC, (the Company) to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(ii).

4. The Company met this exemption during the entire calendar year ending December 31, 2016, without exception.

Cova Capital Partners, LLC

I, Edward T. Gibstein, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________________
Title: Chief Executive Officer

February 24, 2017

6851 Jericho Tpke
Suite 130
Syosset, NY 11791
516-858-2900
www.covacp.com

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of COVA Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) COVA Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which COVA Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) COVA Capital Partners, LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. COVA Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about COVA Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 24, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Management of COVA Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by COVA Capital Partners, LLC and SIPC, solely to assist you and the other specified parties in evaluating COVA Capital Partners, LLC's compliance with the applicable instructions of Form SIPC-7. COVA Capital Partners, LLC's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

New York, New York
February 24, 2017

Offices:

Maryland
New York City
Long Island
New Jersey

COVA Capital Partners, LLC
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2016

General Assessment	$	3,009
Less:		
Payments made with SIPC-6:		
February 15, 2017		1,111
Total assessment balance due at December 31, 2016	$	1,898
Determination of SIPC net operating revenues and general assessment		
Total net revenue	$	1,203,772
General assessment @ .0025	$	3,009

See Independent Accountant's Report on Applying Agreed Upon Procedures on page 14.

COVA CAPITAL PARTNERS, LLC

ANNUAL REPORT

DECEMBER 31, 2016